Exhibit 99.2

UNITED UTILITIES PLC – DIRECTORS’ SHARE INTERESTS

United Utilities PLC ("the Company") announces that it has today received notification that Gordon Waters and his wife have each purchased 5 "A" shares of 50p each. The shares were purchased at a price of 295.0p per share.

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Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".